Mail Stop 3561

April 18, 2006

Ms. Jody L. Taylor
Chief Financial Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, IL 60423

Re: RC2 Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 1, 2006
File No. 0-22635

Dear Ms. Taylor:

        We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.   Please revise to provide a separately-captioned section disclosing off-balance sheet arrangements. If you have no off-balance sheet arrangements, disclose that fact. See Item 303(a)(4) of Regulation S-K.

Contractual Obligations, page 23

2.   Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Include a footnote to the table disclosing how you estimated the interest payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include the interest payments, please disclose in a footnote to the table the amount of the excluded items and any additional information material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K.

Note 3. Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

3.   We note revenue is recognized based upon transfer of title of products to customers. Please disclose if title is transferred at FOB shipping point or destination to the extent applicable.

Inventory, page F-11

4.   We note that over 90% of your product purchases are China based. Please disclose if inventory is recognized at the time of shipment or your receipt and acceptance. To the extent there are lag times between purchase and receipt of inventory products, please include disclosure in MD&A discussing the impact on your financial statements including cash flows. Please show us what your disclosure will look like revised.

Goodwill and Intangible Assets, page F-12

5.   Please expand your disclosure to indicate your method for determining fair values of intangible assets and goodwill for each impairment loss recognized. See paragraph 46 and 47 of SFAS 142.

6.   We note customer relationships have been assigned useful lives ranging from eight to fifty years. Please provide us an analysis showing the amount and related useful life for each item comprising the total account balance of $8,704,000. Please tell us how you determined each useful life.

<u>Recently Issued Accounting Pronouncements, page F-17</u>

7.   Please tell us what consideration you gave to disclosing the impact of FSP FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period, required by SAB 74.

<u>Note 8. Commitments and Contingencies, page F-22</u>

8.   We note you 'generally' recognize rent expense on a straight-line basis over the minimum lease term. Please tell us the exceptions to your recognizing rent expense on a straight-line basis over the minimum lease terms and expand your disclosure in future filings to describe the exceptions, if any.

<u>Note 18. Subsequent Events, page F-30</u>

9.   Please expand your disclosure of the <u>Brady et al. v. Learning Curve International Inc. et al.</u> to state an estimate of the possible loss or range or clearly state that an estimate cannot be made. See SFAS 5, paragraph 10.

<u>Exhibits 31.2 and 32.2</u>

10.   Please confirm that the CEO and CFO titles in the introductory paragraph of the certifications have not limited the capacity in which such individuals are providing the certifications. In future filings please eliminate the officer titles in the introductory paragraph. Refer to the format provided in Item 601(b)(31) of Regulation S-K.

                                *   *   *   *

        Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief